FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2002

                           California Exploration Ltd.
                 (Translation of registrant's name into English)

                                     0-30920
                                  (File Number)

     1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X        Form 40-F
                                  -------              -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes             No   X
                                  -------       -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            California Exploration Ltd.
                                            ------------------------------------
                                            (Registrant)

Date: October 18, 2002                   By /s/ Nick DeMare
      -------------------                   ------------------------------------
                                            Nick DeMare, Director
                                            (Signature)*

      *Print the name and title of the signing officer under his signature.

                        Directors' Report to Shareholders
                        ---------------------------------


The current year started out as one of promise where we completed the acquisition of Cal-Ex, a private company with an extensive portfolio of oil and gas properties in California. It has, however, turned into a year of disappointment where the prospects were all drilled, tested and found to be dry holes.

In an attempt to revive the fortunes of the Company, a decision was made to acquire the shares of Optimal Power Systems, a private Alberta company.

     Optimal Power Systems Corporate Summary:

     Optimal Power Systems provides a turnkey pre-engineered ARTIFICIAL INTELLIGENCE (AI) application to allow clients to economically utilize and optimize their distributed Power generation equipment by reducing overall operating expenses and also realizing new revenues by choosing to sell power to the grid. The "AI" system has been branded Power+.

     Distributed Power is the concept of providing electrical power at the site of the required load rather than generating power from mega plants and transporting the electricity across an inefficient and aging transmission grid. In the past distributed power was difficult to manage as sites could be located in many locations. Power+ provides the ability to tie together multiple sites through the internet and a central server system so that they can be optimized and act as one mega site.

     The revenue generation opportunity is created by the deregulation of the power generation market in North America specifically Alberta and recently Ontario. Deregulation and a pre-engineered Power+ system, allows OPS to economically generate power from smaller equipment, which in the past was not considered feasible. The turnkey "AI" system allows an owner to benefit from this opportunity without having to be an expert in the power industry.

     The main opportunities fall into three categories:

     1.   Applying  the  Power+  system  to  client's   already  existing  power
          generators and creating revenue from any excess capacity by selling power to the grid.

     2. OPS owning the generator and Power+ system and create revenue by selling the power created.

     3. Optimizing and monitoring remote distributed power generation sites providing higher reliability, greater efficiency and cost savings to clients.

The due diligence completed to date indicates that while the business model developed by OPS has significant upside, the implementation of their plan requires further refinement. The Company remains committed to the OPS acquisition and is working with OPS management and shareholders to restructure the investment opportunity.

We also wish to extend our appreciation to our past President, Mr. Ted Carlsen, who tendered his resignation as a director effective October 7, 2002.

                             ON BEHALF OF THE BOARD

                               /s/ Desmond O'Kell
                          ---------------------------
                                 Desmond O'Kell
                             President and Director

                           CALIFORNIA EXPLORATION LTD.

                   NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS
                   -------------------------------------------


NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of California Exploration Ltd. (hereinafter called the "Company") will be held at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 on Friday, the 15th day of November, 2002, at the hour of 11:00 a.m. (local time), for the following purposes:

1.   To receive the report of the directors to the shareholders;

2. To receive the audited consolidated financial statements of the Company for the fiscal year ended May 31, 2002 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon;

3. To re-appoint D & H Group, Chartered Accountants, as auditors for the Company and to authorize the directors to fix their remuneration;

4.   To determine the number of directors at three;

5.   To elect directors for the ensuing year; and

6. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Report to Shareholders referred to in item 1 above, as well as the Company's Quarterly Report for its fourth fiscal quarter which contains the Company's audited consolidated financial statements for the fiscal year ended May 31, 2002, an Information Circular, a Form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 15th day of October, 2002.


                             BY ORDER OF THE BOARD

                               /s/ Desmond O'Kell
                             ---------------------
                                 Desmond O'Kell,
                              President & Director

                           CALIFORNIA EXPLORATION LTD.
                      Suite 1305 - 1090 West Georgia Street
                                 Vancouver, B.C.
                                     V6E 3V7

                              INFORMATION CIRCULAR
                              --------------------
                 (Containing information as at October 15, 2002)



This information circular is furnished in connection with the solicitation of proxies by the management of CALIFORNIA EXPLORATION LTD. (the "Corporation") for use at the annual general meeting of the Corporation to be held on November 15, 2002 and at any adjournments thereof. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Corporation. The cost of solicitation will be borne by the Corporation.


APPOINTMENT OF PROXYHOLDER
--------------------------

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Corporation (the "Management Proxyholders").

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OTHER THAN A MANAGEMENT PROXYHOLDER, TO REPRESENT THE SHAREHOLDER AT THE MEETING BY STRIKING OUT THE NAMES OF THE MANAGEMENT PROXYHOLDERS AND BY INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED OR BY EXECUTING A PROXY IN A FORM SIMILAR TO THE ENCLOSED FORM. A PROXYHOLDER NEED NOT BE A SHAREHOLDER.


VOTING BY PROXY
---------------

COMMON SHARES OF THE CORPORATION (THE "SHARES") REPRESENTED BY PROPERLY EXECUTED PROXIES IN THE ACCOMPANYING FORM WILL BE VOTED OR WITHHELD FROM VOTING ON EACH RESPECTIVE MATTER IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER (THE "SHAREHOLDER") ON ANY BALLOT THAT MAY BE CALLED FOR.

IF NO CHOICE IS SPECIFIED AND ONE OF THE MANAGEMENT PROXYHOLDERS IS APPOINTED BY A SHAREHOLDER AS PROXYHOLDER, SUCH PERSON WILL VOTE IN FAVOUR OF THE MATTERS PROPOSED AT THE MEETING AND FOR ALL OTHER MATTERS PROPOSED BY MANAGEMENT AT THE MEETING.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY
------------------------------

Completed forms of proxy must be deposited at the office of the Corporation's registrar and transfer agent, Computershare Trust Company of Canada, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.


NON-REGISTERED HOLDERS
----------------------

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Insturment 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non- Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Corporation as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form.
     Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.


REVOCABILITY OF PROXY
---------------------

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.


VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF
--------------------------------------------------

Authorized Capital:           Unlimited number of Common Shares
Issued and Outstanding:       7,646,085 Common Shares*

*as of the record date October 15, 2002

Only Shareholders of record at the close of business on October 15, 2002, (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

On a show of hands, every individual who is present as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each Common Share registered in his name on the list of Shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the Meeting.

As far as the Directors and senior officers of the Corporation are aware, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation are:

Name                              No. of Shares                       Percentage
----                              -------------                       ----------
Desmond O'Kell                     1,643,500(1)                         21.49%
Donald W. Busby                    1,400,000(2)                         18.31%

NOTES:

(1) Does not include 650,000 common shares Mr. O'Kell has agreed to purchase, subject to regulatory approval, from Mr. Ted Carlsen. See "Election of Directors" and "Indebtedness of Directors, Executive Officers and Senior Officers".

(2) Held in the name of the Donald W. Busby 1999 Irrevocable Trust of which Donald W. Busby is the settlor of the trust.


ELECTION OF DIRECTORS
---------------------

The Board of Directors presently consists of three Directors and it is intended to determine the number of Directors at three and to elect three Directors for the ensuing year.

The term of office of each of the present Directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a Director. Each Director elected will hold office until the next annual general Meeting of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation, or with the provisions of the Business Corporations Act (Yukon).

Pursuant to National Instrument 54-101, a Notice of Meeting and Record Date has been filed with all securities administrators of jurisdictions wherein the Corporation's registered shareholders have their addresses and has been given to the TSX Venture Exchange at least 25 days before the Record Date, and pursuant to the Business Corporations Act (Yukon) a Notice of Meeting and Record Date was published in the "Yukon News" and "The Province" newspapers on September 30, 2002 and October 7, 2002, respectively.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a Director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a Director, and the number of common shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

                                     Principal Occupation and, If Not
Name, Position and                   at Present an Elected Director,                 Previous Service         Number of
Country of Residence(1)              Occupation During the Past 5 Years(1)           as a Director            Shares(2)
-----------------------              -------------------------------------           ----------------        ------------
DESMOND O'KELL                       President of Greystoke Investments              Sept.27/01(3)(4)        1,643,500(5)
Director, President, Chief           Inc. since 1995; President of Eland
   Financial Officer and             Jennings Investor Services Inc. from
   Corporate Secretary               Mar.1998 to May 2001, both
St.Albert, AB, Canada                companies are engaged in
                                     investor relations activities;
                                     Communications Manager of Brocher Tech
                                     Group from Oct.1995 to Mar.1998.


                                      - 5 -

                                     Principal Occupation and, If Not
Name, Position and                   at Present an Elected Director,                 Previous Service         Number of
Country of Residence(1)              Occupation During the Past 5 Years(1)           as a Director            Shares(2)
-----------------------              -------------------------------------           ----------------        ------------
JOHN BEHR                            Geophysicist; Employed by Shell                 Sept.27/01(3)               5,000
Director                             Canada Ltd. from 1989 to 1997;
Calgary, AB, Canada                  employed by Rio Alto Explorations
                                     Ltd. from 1997 to present, both
                                     companies are engaged in oil and gas
                                     exploration and production.


NICK DEMARE                          Chartered Accountant; Principal of              Oct.07/02(4)              660,001(6)
Director                             Chase Management Ltd. since May,
Burnaby, BC, Canada                  1991, a private company providing a
                                     broad range of administrative, management
                                     and financial services to private and
                                     public companies engaged in mineral
                                     exploration and development, oil and gas
                                     production and venture capital.

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective Directors individually.

(2) The information as to Common Shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective Directors individually.

(3) Appointed on September 27, 2001, upon completion of the acquisition of California Exploration Inc. ("CalEx USA"). (4) On October 7, 2002, Mr. Ted Carlsen resigned as the President and a Director of the Corporation, Mr. O'Kell was appointed as the President of the Corporation and Mr. DeMare was appointed as a Director of the Corporation.

(5) On June 18, 2002, Messrs. Ted Carlsen and Desmond O'Kell entered into an agreement whereby, subject to regulatory approval, Mr. Carlsen will sell 650,000 common shares of the Corporation to Mr. O'Kell. The figures reported do not include the sale of their common shares.

(6) Includes 600,001 shares held directly and 60,000 shares held through Chase Management Ltd., a private company owned by Mr. DeMare.


STATEMENT OF EXECUTIVE COMPENSATION
-----------------------------------

Executive Compensation

Compensation of Named Executive Officers

The Corporation is required, by the Proxy and Information Circular Regulations to the Business Corporations Act (Yukon) ("Yukon Regulations") and applicable securities legislation in British Columbia ("B.C. Regulations"), to disclose to its shareholders details of compensation paid to its directors and officers under applicable Canadian Law.

The following table discloses, to the extent required by the B.C. Regulations and Yukon Regulations, information with respect to executive compensation paid by the Corporation to the Named Executive Officers indicated for the fiscal periods ended May 31, 2000, 2001 and 2002.

"Named Executive Officers" include the CEO, despite the amount of the CEO's compensation and each of the four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus during the most recently completed financial year was $40,000 or more as required by the Yukon Regulations. In addition, disclosure is required for any individual whose salary and bonus during the most recent fiscal year was at least $40,000, whether or not they were executive officers at the end of the fiscal year. During the fiscal year ended May 31, 2002, the Corporation had two Named Executive Officers, Ted Carlsen, the former President and Director of the Corporation and Donald W. Busby, the former President, CEO and Director of the Corporation.

                                                    SUMMARY COMPENSATION TABLE

                                       Annual Compensation                    Long Term Compensation
                        ------------------------------------------       ------------------------------------
                                                                                  Awards              Payouts
                                                                         -------------------------    -------
                                                                         Securities     Restricted
                                                           Other         Under          Shares or                      All
                                                           Annual        Options/       Restricted                    Other
Name and                                                   Compen-       SARs           Share          LTIP           Compen-
Principal                          Salary       Bonus      sation        granted        Units         Payouts         sation
Position                Year(1)     ($)         ($)         ($)            (#)           ($)            ($)             ($)
------------------      ------------------------------------------       -------------------------    -------        --------

Ted Carlsen(2)           2002    US$90,817(3)    Nil        Nil          250,000/Nil      N/A           N/A            Nil
former President         2001        N/A         N/A        N/A             N/A           N/A           N/A            N/A
                         2000        N/A         N/A        N/A             N/A           N/A           N/A            N/A


Donald W. Busby(2),      2002        Nil         Nil        Nil           Nil/Nil         N/A           N/A            Nil
former  President        2001        Nil         Nil        Nil          160,000/Nil      N/A           N/A            Nil
and Chief Executive      2000        Nil         Nil        Nil           Nil/Nil         N/A           N/A            Nil
Officer


NOTES:

(1)  Fiscal years ended May 31.

(2) On September 27, 2001, the Corporation completed the acquisition of CalEx USA, on which date Mr. Busby resigned as the President and a Director of the Corporation and Mr. Carlsen was appointed the President and a Director of the Corporation. On October 7, 2002, Mr. Carlsen resigned as the President and a Director of the Corporation.

(3) Includes US$33,332 salaries paid to Mr. Carlsen prior to the Corporation's acquisition of CalEx USA.


Long-Term Incentive Plan Awards

Long-term incentive plan awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation's common shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. The Corporation did not grant any LTIP's during the most recently completed fiscal year ended May 31, 2002.


Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation's common shares. There were no SAR's granted during the most recently completed fiscal year ended May 31, 2002 to the Named Executive Officers of the Corporation.


Options Granted and Exercised during the Most Recently Completed Financial Year

The following stock options were granted to the Corporation's Named Executive Officers during the fiscal year ended May 31, 2002:


                                                                                       Market Value of
                                                 % of Total                              Securities
                                                Options/SARs                             Underlying
                         Securities Under        Granted to          Exercise or       Options/SARs on
                           Options/SARs         Employees in         Base Price       the Date of Grant
Name                         Granted            Fiscal Year          ($/Security)        ($/Security)      Expiration Date
----                     ----------------       ------------         ------------     -----------------    ---------------
Ted Carlsen               250,000 / N/A            31.25%               $0.60            $0.20 / N/A         Sept.28/04

Donald W. Busby             Nil / N/A               N/A                  N/A              N/A / N/A             N/A


NOTE:

(1) Percentage of all options granted during the fiscal year ended May 31, 2002.

No stock options were exercised during the fiscal year ended May 31, 2002 by the Named Executive Officers. The following table sets out the fiscal year-end value of unexercised options of the Named Executive Officers as at the fiscal year ended May 31, 2002:

                                                                                                    Value of Unexercised
                                                                  Unexercised Options/SARs       In-the-Money Options/SARs
                           Securities                                at Fiscal Year End             at Fiscal Year End
                           Acquired on          Aggregate                  (#)(3)                        ($)(3)(4)
                            Exercise         Value Realized
Name                         (#)(1)              ($)(2)           Exercisable/Unexercisable      Exercisable/Unexercisable
----                       -----------       --------------       -------------------------      -------------------------
Ted Carlsen                    Nil                 Nil                   250,000/N/A                        Nil

Donald W. Busby                Nil                 Nil                   160,000/N/A                    $40,000/N/A


NOTES:

(1)  Number of shares acquired on the exercise of the options.

(2)  Calculated  using  the  difference  between  the  closing  price on the TSX
     Venture Exchange (the "TSX-V") on the date of exercise and the exercise price of the options.

(3) As freestanding SARs have not been granted, the number relates solely to options.

(4) Calculated using the closing price of the Corporation's shares on the TSX-V on December 21, 2001 of $0.45, being the last day the shares traded prior to the halt in the trading of the Corporation's shares, less the exercise prices the options.


Defined Benefit or Actuarial Plan

The Corporation does not provide retirement benefits for directors or officers.


Termination of Employment, Change of Responsibilities and Employment Contracts

The Corporation has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Corporation's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.


Compensation of Directors

The Corporation does not compensate its directors in their capacities as such, although directors of the Corporation are reimbursed for their expenses incurred in connection with their services as directors.

The following table sets out the number of stock options granted to directors of the Corporation who are not the Named Executive Officers during the fiscal year ended May 31, 2002, on an aggregate basis:


                                               % of Total                            Market Value of
                                              Options/SARs                             Securities
                                               Granted to                              Underlying
                       Securities Under       Employees in         Exercise or       Options/SARs on
                         Options/SARs        Fiscal Year and       Base Price       the Date of Grant
       Name                 Granted         Interim Period(1)     ($/Security)        ($/Security)      Expiration Date
  ---------------      ---------------      -----------------     ------------      -----------------   ---------------
  Directors other         450,000/N/A            56.25%               $0.60             $0.20/N/A          Sept.28/04
    than Named
Executive Officers
       (#)
     three(3)

NOTE:

(1) Percentage of all options granted during the fiscal year ended May 31, 2002.


No stock options were exercised during the fiscal year ended May 31, 2002 by the directors of the Corporation who are not the Named Executive Officers. The following table sets out the fiscal year-end value of unexercised options held by the directors who are not the Named Executive Officers as of the fiscal year ended May 31, 2002:

                                                                                                   Value of Unexercised
                                                                   Unexercised Options/SARs      In-the-Money Options/SARs
                              Securities                              at Fiscal Year End            at Fiscal Year End
                              Acquired on          Aggregate                (#)(3)                       ($)(3)(4)
                               Exercise         Value Realized
        Name                    (#)(1)              ($)(2)         Exercisable/Unexercisable     Exercisable/Unexercisable
--------------------          -----------       --------------     -------------------------     -------------------------
Directors other than             Nil                 Nil                 450,000/N/A                     Nil/N/A
   Named Executive
      Officers
         (#)
      three(3)

NOTES:

(1)  Number of shares acquired on the exercise of the options.

(2) Calculated using the difference between the closing price on the TSX-V on the date of exercise and the exercise price of the options.

(3) As freestanding SARs have not been granted, the number relates solely to the options.

(4) Calculated using the closing price of the Corporations shares on the TSX-V on December 21, 2001 of $0.45, being the last day the shares traded prior to the halt of the trading of the Corporation's shares, less the exercise price of $0.60 per share.


INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the fiscal year ended May 31, 2001, the Corporation, through CalEx USA, provided a loan of US$35,000 to Ted Carlsen, the former President and Director of the Corporation, to acquire 350,000 common shares of the Corporation (the "Loan Shares"). The Corporation had received a promissory note for the loan. The promissory note is non-interest bearing and is repayable either in part or in full as required by the Corporation upon the disposition of part or all of the Loan Shares held by Mr. Carlsen. During the fiscal year ended May 31, 2002, the Company received a partial payment of US$5,000 and, as at May 31, 2002, 300,000

Loan Shares remained pledged as security for the remaining principal balance of $30,000 of the promissory note.

On June 18, 2002, Mr. Carlsen agreed to sell, subject to regulatory approval, 650,000 common shares of the Corporation, which includes the remaining Loan Shares pledged as security for $30,000 promissory note, to Mr. Desmond O'Kell. Mr. O'Kell has agreed to assume the indebtedness and terms of the promissory note.

On October 7, 2002, Mr. Carlsen resigned as the President and a Director of the Corporation and Mr. O'Kell was appointed the President of the Corporation.

Otherwise, during the Corporation's last completed financial year ended May 31, 2002, no current or former director, executive officer or senior officer of the Corporation, proposed management nominee for election as a director or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness.


INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as described in this Information Circular, the Corporation has not acquired assets or services from any insider, promoter or member of management of the Corporation, or their respective associates or affiliates, during the preceding fiscal year.

Other than as set forth above or elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Corporation or any of its subsidiaries, none of the Directors or senior officers of the Corporation, a proposed management nominee for election as a Director, any Shareholder beneficially owning Common Shares carrying more than 10% of the voting rights attached to the Common Shares nor an Associate or affiliate of any of the foregoing persons had since June 1, 2002 (being the commencement of the Corporation's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Corporation or any of its subsidiaries.


APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the re-appointment of D & H Group as auditors of the Corporation and to authorize the Directors to fix their remuneration. D & H Group were first appointed auditors of the Corporation in 1999.


INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a Director or senior officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a Director, nor any Associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of Directors or the appointment of auditors.

ANY OTHER MATTERS

Management of the Corporation knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

DATED at Vancouver, British Columbia, this 15th day of October, 2002.



                       BY ORDER OF THE BOARD OF DIRECTORS


                               /s/ Desmond O'Kell
                               ------------------
                                 Desmond O'Kell
                                    President

                           CALIFORNIA EXPLORATION LTD.

                                 (the "Company")

                               INSTRUMENT OF PROXY

                 THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT


THE UNDERSIGNED, A REGISTERED SHAREHOLDER OF THE COMPANY HEREBY APPOINTS DESMOND O'KELL, OR FAILING HIM, NICK DEMARE OR INSTEAD OF THE FOREGOING OR FAILING HIM, (HEREINAFTER CALLED THE "NOMINEE") AS PROXY OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO ATTEND, ACT AND VOTE IN RESPECT OF ALL SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING (THE "MEETING") OF THE MEMBERS OF THE COMPANY TO BE HELD IN VANCOUVER, BRITISH COLUMBIA ON FRIDAY, THE 15th DAY OF NOVEMBER, 2002 AT 11:00 A.M. (VANCOUVER TIME), AND AT ANY AND ALL ADJOURNMENTS THEREOF. WITHOUT LIMITING THE GENERAL POWERS HEREBY CONFERRED, THE SAID PROXY IS DIRECTED, IN RESPECT OF THE FOLLOWING MATTERS TO GIVE EFFECT TO THE FOLLOWING CHOICES, AS INDICATED BY CHECK MARKS OR X'S:

1. To re-appoint D & H Group, Chartered Accountants, as Auditors for the Company for the ensuing year at a remuneration to be fixed by the directors.

     VOTE FOR                         WITHHOLD VOTE
              -------------                         -------------


2.   To determine the number of directors of the Company at three.

     VOTE FOR                         VOTE AGAINST
              -------------                         -------------


3. To elect each of the following persons as a director of the Company for the ensuing year:

     DESMOND O'KELL          VOTE FOR                  WITHHOLD VOTE
                                      -----------                    -----------
     JOHN BEHR               VOTE FOR                  WITHHOLD VOTE
                                      -----------                    -----------
     NICK DEMARE             VOTE FOR                  WITHHOLD VOTE
                                      -----------                    -----------

This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, firstly, to the above matters where no choice is or where both choices are specified, [IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED "FOR" ON ALL SUCH MATTERS], and, secondly, to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting.

The undersigned hereby acknowledges receipt of the Company's Quarterly Report for its fourth fiscal quarter (which contains an Annual Report of the Company containing the Report to Shareholders and the Company's audited consolidated financial statements for the year ended May 31, 2002), Notice of Annual General Meeting of Members, the accompanying Information Circular dated as of October 15, 2002 and Annual Return Card Form, and the undersigned hereby revokes any instrument of proxy given prior to this Proxy with reference to the Meeting or any adjournment thereof.

NOTES:

A. THE SIGNATURE BELOW MUST CONFORM TO THE NAME OF THE MEMBER(S) AS REGISTERED. TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE MEMBER(S) OR HIS ATTORNEY AUTHORIZED IN WRITING. EXECUTORS, ADMINISTRATORS, TRUSTEES OR OTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED MEMBER(S) SHOULD SO INDICATE WHEN SIGNING. WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN. WHERE THE SHARES ARE HELD BY A COMPANY, A DULY AUTHORIZED OFFICER OR ATTORNEY OF THE COMPANY MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL MEMBER(S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE MEMBER(S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

B. A PROXY TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE COMPANY'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, OF 2nd FLOOR, 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF OR DELIVERED TO THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING.

C. REFERENCE IS SPECIFICALLY MADE TO THE ACCOMPANYING INFORMATION CIRCULAR FOR FURTHER INFORMATION AND INSTRUCTIONS.

D. IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED, THIS PROXY SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED TO THE MEMBER(S).


DATED this         day of                  , 2002.
          ---------       -----------------
(PLEASE INSERT DATE OF EXECUTION)



------------------------------------------
Signature of Member


------------------------------------------
Name of Member (please print)


------------------------------------------
Address of Member


------------------------------------------
City/Province


------------------------------------------
Number of Shares Held